                                                              EXHIBIT 20.1



                     Report of Independent Accountants


To the Shareholder of
Lane Bryant, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of Lane Bryant, Inc. and Subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Columbus, Ohio
June 15, 2001

Lane Bryant, Inc. and Subsidiaries

Consolidated Balance Sheets (in Thousands)
As of February 3, 2001 and January 29, 2000

                                             February    January
                                                3,         29,
                                               2001        2000
                                               ----        ----
Assets
Current assets
Cash                                         $  2,853    $  3,220
Accounts receivable                             5,286       9,020
Inventories                                    85,230      77,017
Store supplies                                  8,749       8,771
Deferred income taxes                           5,279       6,658
Other                                           3,421       2,144
                                             --------    --------
Total current assets                          110,818     106,830

Property and equipment, net                    77,956      68,027

Deferred income taxes                          11,198       9,251

Other assets                                      450           -
                                             --------    --------
Total assets                                 $200,422    $184,108
                                             ========    ========

Liabilities and Shareholder's Equity
Current liabilities
Accounts payable                             $  8,934   $  17,138
Accrued expenses                               30,673      25,870
                                             --------    --------
Total current liabilities                      39,607      43,008

Other long-term liabilities                    14,132      14,296

Net investment by The Limited                 146,683     126,804
                                             --------    --------
Total liabilities and shareholders' equity   $200,422    $184,108
                                             ========    ========















The accompanying notes are an integral part of these consolidated financial statements.

Lane Bryant, Inc. and Subsidiaries

Consolidated Statement of Income (in Thousands)
For the Fiscal Years Ended February 3, 2001, January 29, 2000
and January 30, 1999


                                       2000       1999       1998
                                       ----       ----       ----
Net sales                            $929,873   $922,113   $922,571

Cost of goods sold, buying and
occupancy costs                      (681,957)  (654,349)  (685,356)
                                     --------   --------   --------
Gross income                          247,916    267,764    237,215

General, administrative and store
operating expenses                   (220,338)  (194,768)  (189,631)
                                     --------   --------   --------
                                       27,578     72,996     47,584

Corporate overhead allocations from
The Limited                           (21,091)   (20,109)   (18,421)
                                     --------   --------   --------
Operating income                        6,487     52,887     29,163

Provision for income taxes              2,595     21,155     11,665
                                     --------   --------   --------
Net income                           $  3,892   $ 31,732   $ 17,498
                                     ========   ========   ========


























The accompanying notes are an integral part of these consolidated financial statements.

Lane Bryant, Inc. and Subsidiaries

Consolidated Statement of Cash Flows (in Thousands)
For the Fiscal Years Ended February 3, 2001, January 29, 2000
and January 30, 1999

                                         2000       1999       1998
                                         ----       ----       ----
Operating Activities:
Net income                               $3,892    $31,732    $17,498
Adjustments to reconcile net income
to net cash provided by operating
activities:
Depreciation and amortization            17,372     18,221     20,809

Change in Assets and Liabilities:
Accounts receivable                       3,734     (5,600)     1,612
Inventories                              (8,213)       383      5,684
Accounts payable and accrued expenses    (3,401)    (5,248)    (5,403)
Income taxes                               (568)       659       (718)
Other assets and liabilities             (2,244)     4,520     (4,099)
                                        -------    -------    -------
Net cash provided by operating
activities                               10,572     44,667     35,383

Investing Activities:
Capital expenditures                    (26,926)   (15,315)   (14,858)

Financing Activities:
Increase (decrease) in net
investment by The Limited                15,987    (30,753)   (23,139)
                                        -------    -------    -------
Net decrease in cash                       (367)    (1,401)    (2,614)

Cash, beginning of year                   3,220      4,621      7,235
                                        -------    -------    -------
Cash, end of year                        $2,853     $3,220     $4,621
                                        =======    =======    =======


















The accompanying notes are an integral part of these consolidated financial statements.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies

     Principles of Consolidation
     Lane Bryant, Inc. ("Lane Bryant" or the "Company"), a division of The Limited, Inc. ("The Limited") is the leading specialty store retailer of women's apparel, offering knit tops, sweaters, pants, jeans and intimate apparel for women size 14-plus and has stores in 46 states. The Company was founded in 1904 and was acquired by The Limited, Inc. as a wholly-owned subsidiary in 1982. The Company has one reportable segment, which includes all of its products.

     The accompanying consolidated financial statements include the accounts of Lane Bryant and its subsidiaries and reflect the Company's assets, liabilities, results of operations and cash flows, including certain allocations by The Limited, on a historical cost basis. The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50 percent owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

     Fiscal Year
     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 2000 represent the fifty-three-week period ended February 3, 2001 and results for fiscal years 1999 and 1998 represent the fifty-two-week periods ended January 29, 2000 and January 30, 1999.

     Inventories
     Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, using the retail method.

     Store Supplies
     The initial shipment of selling-related supplies (including, but not limited to, hangers, signage, security tags and packaging) is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically adjusted as appropriate for changes in actual quantities or costs.

     Advertising
     Advertising costs are expensed at the time the promotion first appears in media or in the store and amounted to $2.5 million, $2.3 million and $1.1 million in 2000, 1999 and 1998.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

     Long-lived Assets
     Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 7 to 10 years for building and leasehold improvements, and 3 to 10 years for other property and equipment. Leasehold improvements are amortized over the shorter of the applicable lease or useful life of the asset. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If the cash flows are less than the carrying amount, an impairment loss would be recognized for the difference between the estimated fair value and the carrying value.

     Income Taxes
     Lane Bryant is not a separate tax paying entity. Lane Bryant is included in The Limited's consolidated federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its federal taxable income at a current estimate of the annual effective tax rate.

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     Revenue Recognition
     The Company recognizes sales upon customer receipt of the merchandise. Revenue for gift certificate sales and store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

     The Company's revenue recognition policy is consistent with the guidance contained in the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the adoption of which did not have a material effect on the consolidated financial statements.

     Use of Estimates in the Preparation of Financial Statements
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

     Recently Issued Accounting Pronouncements
     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended and clarified by SFAS No. 138. SFAS No. 133, as amended, is effective for the Company's 2001 fiscal year. It requires that derivative instruments be recorded at fair value and that changes in their fair value be recognized in current earnings unless specific hedging criteria are met. The Company does not use derivative instruments, and therefore, the adoption of SFAS No. 133 will not have a material impact on its consolidated financial statements.

     Emerging Issues Task Force ("EITF") Issue No. 00-14 will be effective in the first quarter of 2002 and addresses the accounting and classification of various sales incentives. The Company has determined that adopting the provisions of the EITF Issue will not have a material impact on its consolidated financial statements.

2.   Property and Equipment, Net

     Property and equipment, net, consisted of (thousands):

                                             February 3, January 29,
                                                2001       2000
                                                ----       ----
          Furniture, fixtures and equipment   $152,597    $149,770
          Leaseholds and improvements           84,647      73,926
                                              --------    --------
          Total                                237,244     223,696
          Less: accumulated depreciation
          and amortization                    (159,288)   (155,669)
                                              --------    --------
          Property and equipment, net         $ 77,956    $ 68,027
                                              ========    ========

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3.   Leased Facilities and Commitments

     Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

     Rent expense includes charges from The Limited and its subsidiaries for store, office and warehouse space. For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At February 3, 2001 and January 29, 2000, this liability amounted to $9.9 million and $11.0 million.

     A summary of rent expense follows (thousands):

                                       2000      1999       1998
                                       ----      ----       ----
          Store rent
          Fixed minimum              $74,586    $76,001    $78,662
          Contingent                   2,950      3,271      3,350
                                     -------    -------    -------
          Total store rent            77,536     79,272     82,012
          Distribution center and
          other                        5,052      5,003      3,987
                                     -------    -------    -------
          Total rent expense         $82,588    $84,275    $85,999
                                     =======    =======    =======

     At February 3, 2001, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consist of store leases with initial terms ranging from five to ten years, with options to renew at varying terms.

     Minimum rent commitments under noncancelable leases follows
     (thousands):

          2001                             $71,656
          2002                              64,726
          2003                              57,272
          2004                              49,554
          2005                              39,273
          Thereafter                        73,674

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


4.   Accrued Expenses

     Accrued expenses consisted of (thousands):

                                            February 3,  January 29,
                                               2001         2000
                                               ----         ----
          Compensation, payroll taxes and
          benefits                            $7,620       $7,254
          Insurance                            6,434        3,881
          Deferred revenue                     5,303        5,224
          Taxes, other than income             2,907        1,897
          Rent                                 2,356        1,846
          Sales returns reserve                1,600        1,200
          Other                                4,453        4,568
                                             -------      -------
          Total                              $30,673      $25,870
                                             =======      =======

5.   Income Taxes

     Lane Bryant consolidated financial statements reflect a charge (benefit) for federal and state income taxes as if the Company had been subject to tax on a separate company basis during the periods presented.

     The provision for income taxes consisted of (thousands):

                                      2000     1999      1998
                                      ----     ----      ----
          Currently payable
          Federal                    $2,570   $16,351   $ 9,957
          State                         593     4,145     2,426
                                     ------   -------   -------
          Total                       3,163    20,496    12,383
          Deferred
          Federal                      (494)      573      (625)
          State                         (74)       86       (93)
                                     ------   -------   -------
          Total                        (568)      659      (718)
                                     ------   -------   -------
          Total provision            $2,595   $21,155   $11,665
                                     ======   =======   =======

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

     A reconciliation between the statutory Federal income tax rate and the effective rate follows:

                                       2000     1999     1998
                                       ----     ----     ----
          Federal income tax rate      35.0%    35.0%    35.0%
          State income taxes, net of
          Federal income tax effect     4.5%     4.5%     4.5%
          Other items, net              0.5%     0.5%     0.5%
                                       -----    -----    -----
          Total                        40.0%    40.0%    40.0%
                                       =====    =====    =====

     Income tax obligations (benefits) are treated as having been settled through the net investment by The Limited account as if the Company were filing its income tax returns on a separate company basis. Such amounts were approximately $3.2 million, $20.5 million and $12.4 million for 2000, 1999 and 1998.

     A summary of the effect of temporary differences that give rise to deferred income taxes follows (thousands):

                                           February 3,   January 29,
                                              2001          2000
                                              ----          ----
          Tax under book depreciation       $ 4,740       $ 4,681
          Rent                                1,507         4,422
          Inventory                           3,292         2,398
          State income taxes                  2,142         2,068
          Other, net                          4,796         2,340
                                            -------       -------
          Total deferred income tax
          assets                            $16,477       $15,909
                                            =======       =======

     No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

6.   Related Party and Equity Transactions

     Transactions between Lane Bryant and The Limited and its wholly-owned subsidiaries commonly occur in the normal course of business. Lane Bryant is charged by The Limited for corporate costs relating to these transactions and other services, using the following methodologies:

     - Direct Costs - costs incurred by The Limited on behalf of Lane Bryant or a group of Limited subsidiaries that are charged directly to the Company. These costs are included within individual line items in the consolidated income statements, as appropriate.
     - Corporate overhead allocations - overhead costs not charged specifically to Lane Bryant are generally allocated based on the Com-pany's sales and selling square feet in relation to totals for The Limited. These costs are included in the consolidated income state-ments as "corporate overhead allocations." The corporate overhead allocation includes a charge of $1.6 million in 2000 related to a legal matter and $2.3 million and $2.8 million in 1999 and 1998 related to Year 2000 remediation costs.

     Management believes the allocation methodology described above is fair and reasonable, however, these costs are not necessarily indicative of the amounts that would have been or that will be recorded by Lane Bryant on a stand-alone basis.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

     The following table provides additional information on the methods by which The Limited's corporate costs were charged to Lane Bryant:


     Real Estate Management - responsible for all aspects of lease negotiation, ongoing dealings with landlords and developers and processing lease and utility payments.

                Direct Costs                    Corporate Overhead
                                                    Allocations
     Store lease payments, common area     Based on the number of new
     maintenance charges and utilities.    and remodeled store
                                           construction projects and
                                           selling square feet in
                                           relation to the total for
                                           The Limited.

     Store Design and Construction - facilitates the design and construction of new stores and remodels.

                Direct Costs                    Corporate Overhead
                                                    Allocations
     Upon project completion, store        Based on new and remodeled
     construction costs are transferred    store construction projects
     to the Company and capitalized.       and selling square feet in
                                           relation to the total for
                                           The Limited.

     Limited Logistics Services - manages the Company's inbound and outbound transportation expenses and distribution center and home office leases.

                Direct Costs                    Corporate Overhead
                                                    Allocations
     Inbound freight charges are based     Based on the Company's net
     on actual receipts, while the         sales in relation to the
     outbound freight charges are based    total for The Limited.
     on carton volume, weight and
     destination.
     Rent and utilities are charged at
     market rates for the Company's
     distribution center and office
     space according to a 15-year lease
     agreement, with options to renew.

     Corporate Services - services provided by The Limited including, but not limited to, corporate administration, brand and business planning, information technology, corporate development, finance, human resources and benefits.

                Direct Costs                    Corporate Overhead
                                                    Allocations
     Specifically identifiable costs       Based on the Company's net
     and certain information technology    sales in relation to the
     costs that are allocated based on     total for The Limited.
     various cost drivers, including
     usage.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

     Information with regard to other significant related party transactions is as follows:

     Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

     The Company participates in The Limited's centralized cash management system. Cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. No interest has been charged or earned on the cash management account. Under this system, Lane Bryant has had no external sources of financing, such as available lines of credit, as may be necessary to operate a separate entity.

     The following table summarizes the related party transactions between the Company and The Limited and its wholly-owned subsidiaries (in thousands):

                                           2000         1999         1998
                                           ----         ----         ----
     Mast purchases                       $153,696     $146,034    $119,092
     Store leasing, construction and
     management                            139,679      144,558     121,051
     Capital expenditures                   21,416       11,070      20,159
     Distribution center, IT and
     corporate transactions                 56,255       49,299      36,270
     Inbound and outbound freight           14,855       13,996      12,807
     Centrally managed benefits             15,026       14,135      13,358
                                          --------     --------    --------
                                          $400,927     $379,092    $322,737
                                          ========     ========    ========

     The following is a summary of the activity in the net investment by The Limited account (in thousands):

                                           2000          1999          1998
                                           ----          ----          ----
     Beginning balance                     $126,804     $125,825      $131,466
     Transactions with related parties      400,927      379,092       322,737
     Centralized cash management           (388,103)    (430,341)     (358,259)
     Income taxes                             3,163       20,496        12,383
     Net income                               3,892       31,732        17,498
                                           --------     --------      --------
     Ending balance                        $146,683     $126,804      $125,825
                                           ========     ========      ========

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

     The Company has no arrangements with The Limited that result in the Company's guarantee, pledge of assets or stock to provide collateral for The Limited's debt obligations.

     The Limited guarantees certain of the Company's store leases.

     Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems, an equity-investee of The Limited.

7.   Retirement Benefits

     The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $3.9 million, $4.8 million and $4.5 million in 2000, 1999 and 1998.

8.   Employee Benefits

     Officers and key employees were granted options to participate in The Limited stock option and restricted stock plans. The market value of The Limited's restricted stock granted to the Company's employees is being amortized ratably as compensation expense over the vesting period. Compensation expense for The Limited's restricted stock granted to the Company's employees amounted to $.8 million, $1.4 million and $.8 million in 2000, 1999 and 1998.

     The Company measures compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation expense has been recognized for The Limited stock options. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. If compensation had been determined based on the estimated fair value of The Limited options granted consistent with the methodology in SFAS No. 123, the pro forma effects on net income would have been a reduction of approximately $1.3 million, $1.2 million and $1.0 million in 2000, in 1999 and in 1998.

     The weighted average per share fair value of The Limited options granted ($5.19, $5.64 and $4.16 during 2000, 1999 and 1998) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998; dividend yields of 2.3%, 2.1% and 2.2%; volatility of 36%, 32%, and 29%; risk free interest rates of 5%, 7% and 5%; assumed forfeiture rates of 20%, 20% and 20% and expected lives of 4.3 years, 5.2 years and 6.3 years.

Lane Bryant, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9.   Fair Value of Financial Instruments and Concentration of Credit Risk

     Fair Value
     The carrying value of accounts receivable, accounts payable and accrued expenses approximates fair value because of their short maturity.

     Concentration of Credit Risk
     The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which is maintained with various major financial institutions. The Limited monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. Lane Bryant also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

10.  Contingencies

     There are various claims, lawsuits and pending actions against the Company incident to operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

11.  Subsequent Event (unaudited)

     On August 16, 2001, The Limited completed the sale of Lane Bryant to Charming Shoppes, Inc. for $280 million of cash and 8.7 million shares of Charming Shoppes common stock valued at $55 million. The considera-tion received by The Limited is subject to adjustment based on Lane Bryant's net tangible assets at closing.

     The Limited will continue to provide certain corporate services to Lane Bryant through a transition period of up to three years.